Exhibit 99.1

Autohome Inc. Announces Unaudited Fourth Quarter and Full Year 2019 Financial Results

BEIJING, February 19, 2020 – Autohome Inc. (NYSE: ATHM) (“Autohome” or the “Company”), the leading online destination for automobile consumers in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2019.

Fourth Quarter 2019 Highlights1

•	Net Revenues in the fourth quarter of 2019 were RMB2,329.7 million ($334.6 million), an increase of 6.5% year-over-year.

•

Intelligent New Car Launch: Launched in mid-2019, the Intelligent New Car Launch is a data product for automakers that aims to improve the market awareness of newly launched car models by leveraging the Company’s content and big data capabilities. By the end of December 2019, 13 automakers have signed up for this new service.

Full Year 2019 Highlights1

•	Net revenues in full year 2019 were RMB8,420.8 million ($1,209.6 million), an increase of 16.4% year-over-year.

•

Annual Dividend: The board of directors has approved a dividend of US$0.77 per ordinary share (or per ADS) for fiscal year 2019, which is expected to be paid on April 22, 2020 to shareholders of record as of the close of business on April 15, 2020.

Mr. Min Lu, Chairman of the Board of Directors and Chief Executive Officer of Autohome, stated, “We concluded 2019 with solid top- and bottom-line performances. On the content front, Autohome laid a firm foundation and continued to make progress in optimizing overall user experience through building a diverse and high-quality content portfolio. We achieved encouraging user matrix across each of our key channels. In the past year, our data business solidified its leading position through continuous technology upgrades and product innovations. With a broadened array of data products available for our partners, Autohome creates more value for the auto ecosystem. Together with our enhanced management team, we believe we are fueling up and well prepared for the opportunities ahead.”

Mr. Jun Zou, Chief Financial Officer of Autohome, added, “Looking back at 2019, I’m pleased with the progress we have made throughout the year. Despite challenging operating conditions, we managed to deliver steady revenue growth with a decent profit level. Total revenues set a new record at RMB8.42 billion in the year 2019. Contribution from new initiatives increased to an impressive 18% of the total revenues. Looking into 2020, we will continue to invest in key initiatives in order to strengthen our long-term competitiveness while increasing operational efficiency and keeping a streamlined cost structure.”

[1]

The reporting currency of the Company is Renminbi (“RMB”). For the convenience of readers, certain amounts throughout the release are presented in US dollars (“$”). Unless otherwise noted, all conversions from RMB to US$ are translated at the noon buying rate of US$1.00 to RMB6.9618 on December 31, 2019 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

Unaudited Fourth Quarter 2019 Financial Results

Net Revenues

Net revenues in the fourth quarter of 2019 were RMB2,329.7 million ($334.6 million), compared to RMB 2,187.8 million in the corresponding period of 2018.

•	Media services revenues were RMB1,057.8 million ($151.9 million), compared to RMB1,092.6 million in the corresponding period of 2018.

•	Leads generation services revenues were RMB823.9 million ($118.3 million), compared to RMB 780.9 million in the corresponding period of 2018.

•

Online marketplace and others revenues increased by 42.6% to RMB448.0 million ($64.4 million) from RMB314.3 million in the corresponding period of 2018. The increase was primarily attributable to the increased contribution from data products.

Cost of Revenues

Cost of revenues was RMB265.1 million ($38.1 million), compared to RMB250.1 million in the corresponding period of 2018. In addition, cost of revenues included share-based compensation expenses of RMB2.9 million ($0.4 million) during the fourth quarter of 2019, compared to RMB3.6 million in the corresponding period of 2018.

Operating Expenses

Operating expenses were RMB1,094.9 million ($157.3 million) in the fourth quarter of 2019, compared to RMB1,134.1 million in the corresponding period of 2018.

•

Sales and marketing expenses were RMB735.0 million ($105.6 million) in the fourth quarter of 2019, compared to RMB772.7 million in the corresponding period of 2018. Sales and marketing expenses for the fourth quarter of 2019 included share-based compensation expenses of RMB6.6 million ($0.9 million), compared to RMB18.2 million in the corresponding period of 2018.

•

General and administrative expenses were RMB59.7 million ($8.6 million) in the fourth quarter of 2019, compared to RMB65.3 million in the corresponding period of 2018. General and administrative expenses for the fourth quarter of 2019 included share-based compensation expenses of RMB16.8 million ($2.4 million), compared to RMB15.4 million in the corresponding period of 2018.

•

Product development expenses were RMB300.2 million ($43.1 million) in the fourth quarter of 2019, compared to RMB296.1 million in the corresponding period of 2018. Product development expenses for the fourth quarter of 2019 included share-based compensation expenses of RMB14.5 million ($2.1 million), compared to RMB22.5 million in the corresponding period of 2018.

Operating Profit

Operating profit was RMB1,102.5 million ($158.4 million) in the fourth quarter of 2019, compared to RMB899.2 million in the corresponding period of 2018.

Income Tax Expenses

There was an income tax expense of RMB114.1 million ($16.4 million) in the fourth quarter of 2019, compared to income tax benefit of RMB21.8 million in the corresponding period of 2018.

Net Income attributable to Autohome Inc. and EPS

Net income attributable to Autohome Inc. was RMB1,108.1 million ($159.2 million) in the fourth quarter of 2019, compared to RMB1,015.3 million in the corresponding period of 2018. Basic and diluted earnings per share/per ADS or “EPS” were RMB9.32 ($1.34) and RMB9.27 ($1.33), respectively, as compared to basic and diluted EPS of RMB8.60 and RMB8.52, respectively, in the corresponding period of 2018.

Adjusted Net Income attributable to Autohome Inc. (Non-GAAP) and Non-GAAP EPS

Adjusted net income attributable to Autohome Inc. (Non-GAAP), defined as net income attributable to Autohome Inc., excluding share-based compensation expenses and amortization expenses of intangible assets related to acquisitions, was RMB1,150.0 million ($165.2 million) in the fourth quarter of 2019, compared to RMB1,076.2 million in the corresponding period of 2018. Non-GAAP basic and diluted EPS were RMB9.67 ($1.39) and RMB9.62 ($1.38), respectively, compared to non-GAAP basic and diluted EPS of RMB9.12 and RMB9.03, respectively, in the corresponding period of 2018.

Unaudited Full Year 2019 Financial Results

Net Revenues

Net revenues in 2019 were RMB8,420.8 million ($1,209.6 million), compared to RMB7,233.2 million in 2018.

•	Media services revenues were RMB3,653.8 million ($524.8 million), compared to RMB3,508.3 million in 2018.

•

Leads generation services revenues were RMB3,275.5 million ($470.5 million) from RMB2,871.0 million in 2018. The increase was primarily attributable to the increase in average revenue per paying dealer.

•

Online marketplace and others revenues increased by 74.7% to RMB1,491.4 million ($214.2 million) from RMB853.9 million in 2018. This increase was primarily attributable to the increased contribution from data products and auto-financing business.

Cost of Revenues

Cost of revenues was RMB960.3 million ($137.9 million) from RMB820.3 million in 2018. In addition, cost of revenues included share-based compensation expenses of RMB15.5 million ($2.2 million) compared to RMB16.1 million in 2018.

Operating Expenses

Operating expenses were RMB4,702.4 million ($675.5 million) compared to RMB3,885.3 million in 2018. The increase was mainly due to increases in sales and marketing expenses and product development expenses as the Company continued to reinvest in future growth opportunities.

•

Sales and marketing expenses were RMB3,093.3 million ($444.3 million) in 2019, compared to RMB2,435.2 million in 2018. The increase was primarily attributable to expenses related to the Company’s 818 Global Super Auto Show and increased execution expenses to support automakers and dealers. Sales and marketing expenses for 2019 included share-based compensation expenses of RMB46.1 million ($6.6 million), compared to RMB61.6 million in 2018.

•

General and administrative expenses were RMB318.0 million ($45.7 million) in 2019, compared to RMB314.8 million in 2018. General and administrative expenses for 2019 included share-based compensation expenses of RMB62.9 million ($9.0 million), compared to RMB56.0 million in 2018.

•

Product development expenses were RMB1,291.1 million ($185.4 million) in 2019, compared to RMB1,135.2 million in 2018. The increase was primarily attributable to an increase in salaries and benefits and increased investment in research and development activities. Product development expenses for 2019 included share-based compensation expenses of RMB79.5 million ($11.4 million), compared to RMB68.6 million in 2018.

Operating Profit

Operating profit was RMB3,235.8 million ($464.8 million) in 2019, compared to RMB2,868.9 million in 2018.

Income Tax Expense

Income tax expense was RMB500.4 million ($71.9 million), compared to RMB377.9 million in 2018, primarily attributable to an increase in taxable income and accrual of withholding tax associated with the Company’s annual dividend policy.

Net Income attributable to Autohome Inc. and EPS

Net income attributable to Autohome Inc. was RMB3,200.0 million ($459.6 million), compared to RMB2,871.0 million in 2018. Basic and diluted earnings per share/per ADS (“EPS”) were RMB26.99 ($3.88) and RMB26.77 ($3.85), respectively, compared to basic and diluted EPS of RMB24.40 and RMB24.08, respectively, in 2018.

Adjusted Net Income attributable to Autohome Inc. (Non-GAAP) and Non-GAAP EPS

Adjusted net income attributable to Autohome Inc. (Non-GAAP), defined as net income attributable to Autohome Inc. excluding share-based compensation expenses and amortization expenses of intangible assets related to acquisitions, was RMB3,408.5 million ($489.6 million), compared to RMB3,077.9 million in 2018. Non-GAAP basic and diluted EPS were RMB28.74 ($4.13) and RMB28.52 ($4.10), respectively, compared to non-GAAP basic and diluted EPS of RMB26.16 and RMB25.81, respectively, in 2018.

Balance Sheet and Cash Flow

As of December 31, 2019, the Company had cash and cash equivalents and short-term investments of RMB12.80 billion ($1,837.9 million). Net cash provided by operating activities in the year of 2019 was RMB2,889.4 million ($415.0 million).

Annual Dividend

The board of directors has approved a dividend of US$0.77 per ordinary share (or per ADS) for fiscal year 2019, which is expected to be paid on April 22, 2020 to shareholders of record as of the close of business on April 15, 2020.

Under the Company’s annual dividend policy approved on November 4, 2019, annual dividend will be set at an amount equivalent to approximately 20% of the Company’s net income in the previous fiscal year starting from 2020. The determination to make dividend distributions and the exact amount of such distributions in any particular year are based upon the Company’s operations and earnings, cash flow, financial condition and other relevant factors, and subject to adjustment and determination by the board of directors.

Employees

The Company had 4,198 employees as of December 31, 2019.

Business Outlook

Autohome currently expects to generate net revenues in the range of RMB1,530.0 million ($219.8 million) to RMB1,580.0 million ($227.0 million) in the first quarter of fiscal year 2020. This forecast reflects the Company’s current and preliminary view on the market and its operating conditions, which are subject to change.

Conference Call Information

The Company will host an earnings conference call at 7:00 AM U.S. Eastern Time on Wednesday, February 19, 2020 (8:00 PM Beijing Time on the same day).

Dial-in details for the earnings conference call are as follows:

United States:	+1-855-824-5644
Hong Kong, China:	+852-3027-6500
Mainland China:	8009-880-563/ 400-821-0637
United Kingdom:	0800-026-1542
International:	+1-646-722-4977
Passcode:	90272219#

Please dial in ten minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone at the following numbers until February 25, 2020:

United States:	+1-646-982-0473
International:	+61-2-8325-2405
Passcode:	319327354#

Additionally, a live and archived webcast of the conference call will be available at http://ir.autohome.com.cn.

About Autohome Inc.

Autohome Inc. (NYSE: ATHM) is the leading online destination for automobile consumers in China. Its mission is to enhance the car-buying and ownership experience for auto consumers in China. Autohome provides professionally produced and user-generated content, a comprehensive automobile library, and extensive automobile listing information to automobile consumers, covering the entire car purchase and ownership cycle. The ability to reach a large and engaged user base of automobile consumers has made Autohome a preferred platform for automakers and dealers to conduct their advertising campaigns. Further, the Company’s dealer subscription and advertising services allow dealers to market their inventory and services through Autohome’s platform, extending the reach of their physical showrooms to potentially millions of internet users in China and generating sales leads for them. The Company offers sales leads, data analysis, and marketing services to assist automakers and dealers with improving their efficiency and facilitating transactions. As a transaction-centric company, Autohome operates its “Autohome Mall,” a full-service online transaction platform, to facilitate transactions for automakers and dealers. Further, through its websites and mobile applications, it also provides other value-added services, including auto financing, auto insurance, used car transactions, and aftermarket services. For further information, please visit www.autohome.com.cn.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Among other things, Autohome’s business outlook, Autohome’s strategic and operational plans and quotations from management in this announcement contain forward-looking statements. Autohome may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Autohome’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Autohome’s goals and strategies; Autohome’s future business development, results of operations and financial condition; the expected growth of the online automobile advertising market in China; Autohome’s ability to attract and retain users and advertisers and further enhance its brand recognition; Autohome’s expectations regarding demand for and market acceptance of its products and services; competition in the online automobile advertising industry; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Autohome’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Autohome does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

To supplement net income presented in accordance with U.S. GAAP, we use Adjusted Net Income attributable to Autohome Inc., Non-GAAP basic and diluted EPS and Adjusted EBITDA as non-GAAP financial measures. We define Adjusted Net Income attributable to Autohome Inc. as net income attributable to Autohome Inc. excluding share-based compensation expenses and amortization expenses of intangible assets related to acquisitions. We define Non-GAAP basic and diluted EPS as Adjusted Net Income attributable to Autohome Inc. divided by the basic and diluted weighted average number of ordinary shares. We define Adjusted EBITDA as net income attributable to Autohome Inc. before income tax expense/(benefit), depreciation expenses of property and equipment and amortization expenses of intangible assets and share-based compensation expenses. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance, in addition to net income prepared in accordance with U.S. GAAP. We believe these non-GAAP financial measures are important to help investors understand our operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess our core operating results, as they exclude certain expenses that are not expected to result in cash payments. The use of the above non-GAAP financial measures has certain limitations. Share-based compensation expenses have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of our results. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of non-GAAP and GAAP Results” set forth at the end of this press release.

For investor and media inquiries, please contact:

In China:

Autohome Inc.

Investor Relations

Anita Chen

Tel: +86-10-5985-7483

E-mail: ir@autohome.com.cn

The Piacente Group, Inc.

Xi Zhang

Tel: +86-10-6508-0677

E-mail: autohome@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: autohome@tpg-ir.com

AUTOHOME INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in thousands, except per share data)

	For three months ended December 31,			For year ended December 31,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)
Net revenues:
Media services	1,092,575	1,057,761	151,938	3,508,254	3,653,767	524,831
Leads generation services	780,921	823,855	118,339	2,870,996	3,275,544	470,502
Online marketplace and others	314,286	448,046	64,358	853,901	1,491,440	214,232

Total net revenues	2,187,782	2,329,662	334,635	7,233,151	8,420,751	1,209,565

Cost of revenues	(250,099)	(265,110)	(38,081)	(820,288)	(960,292)	(137,937)

Gross profit	1,937,683	2,064,552	296,554	6,412,863	7,460,459	1,071,628

Operating expenses:
Sales and marketing expenses	(772,657)	(735,008)	(105,577)	(2,435,236)	(3,093,345)	(444,331)
General and administrative expenses	(65,326)	(59,688)	(8,574)	(314,846)	(317,967)	(45,673)
Product development expenses	(296,076)	(300,191)	(43,120)	(1,135,247)	(1,291,054)	(185,448)

Total operating expenses	(1,134,059)	(1,094,887)	(157,271)	(3,885,329)	(4,702,366)	(675,452)

Other income, net	95,535	132,864	19,085	341,391	477,699	68,617

Operating profit	899,159	1,102,529	158,368	2,868,925	3,235,792	464,793

Interest income	104,274	117,536	16,883	358,811	469,971	67,507
Income /(loss) from equity method investments	(1,513)	2,229	320	24,702	685	98
Fair value change of other non-current assets	(11,017)	—	—	(11,017)	(5,442)	(782)

Income before income taxes	990,903	1,222,294	175,571	3,241,421	3,701,006	531,616

Income tax benefit/(expense)	21,771	(114,101)	(16,390)	(377,890)	(500,361)	(71,872)

Net income	1,012,674	1,108,193	159,181	2,863,531	3,200,645	459,744

Net loss/(income) attributable to noncontrolling interests	2,608	(120)	(17)	7,484	(679)	(98)
Net income attributable to Autohome Inc.	1,015,282	1,108,073	159,164	2,871,015	3,199,966	459,646
Earnings per share for ordinary share
Basic	8.60	9.32	1.34	24.40	26.99	3.88
Diluted	8.52	9.27	1.33	24.08	26.77	3.85
Weighted average shares used to compute earnings per share attributable to common stockholders:
Basic	117,995,438	118,892,884	118,892,884	117,671,971	118,582,096	118,582,096
Diluted	119,156,359	119,543,779	119,543,779	119,235,379	119,515,247	119,515,247

AUTOHOME INC.

RECONCILIATION OF NON-GAAP AND GAAP RESULTS

(Amount in thousands, except per share data)

	For three months ended December 31,			For year ended December 31,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)
Net income attributable to Autohome Inc.	1,015,282	1,108,073	159,164	2,871,015	3,199,966	459,646
Plus: income tax (benefit)/expense	(21,771)	114,101	16,390	377,890	500,361	71,872
Plus: depreciation of property and equipment	26,300	28,881	4,148	90,269	106,941	15,361
Plus: amortization of intangible assets	2,913	2,913	418	11,625	11,664	1,675

EBITDA	1,022,724	1,253,968	180,120	3,350,799	3,818,932	548,554

Plus: share-based compensation expenses	59,770	40,835	5,866	202,325	204,008	29,304

Adjusted EBITDA	1,082,494	1,294,803	185,986	3,553,124	4,022,940	577,858

Net income attributable to Autohome Inc.	1,015,282	1,108,073	159,164	2,871,015	3,199,966	459,646
Plus: amortization of acquired intangible assets of Cheerbright, China Topside and Norstar	1,139	1,139	164	4,556	4,556	654
Plus: share-based compensation expenses	59,770	40,835	5,866	202,325	204,008	29,304

Adjusted Net Income attributable to Autohome Inc.	1,076,191	1,150,047	165,194	3,077,896	3,408,530	489,604

Basic	9.12	9.67	1.39	26.16	28.74	4.13
Diluted	9.03	9.62	1.38	25.81	28.52	4.10
Weighted average shares used to compute earnings per share attributable to common stockholders:
Basic	117,995,438	118,892,884	118,892,884	117,671,971	118,582,096	118,582,096
Diluted	119,156,359	119,543,779	119,543,779	119,235,379	119,515,247	119,515,247

AUTOHOME INC.

CONDENSED CONSOLIDATED BALANCE SHEET2

(Amount in thousands, except as noted)

	As of December 31,	As of December 31,
	2018	2019
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	211,970	1,988,298	285,601
Short-term investments	9,849,488	10,806,812	1,552,301
Accounts and notes receivable, net	2,795,835	3,231,486	464,174
Amounts due from related parties, current	34,047	29,501	4,238
Prepaid expenses and other current assets	249,977	302,285	43,421

Total current assets	13,141,317	16,358,382	2,349,735

Non-current assets
Restricted cash, non-current	5,000	5,200	747
Property and equipment, net	170,198	281,773	40,474
Goodwill and intangible assets, net	1,543,682	1,532,024	220,061
Long-term investments	70,979	71,664	10,294
Deferred tax assets	90,179	27,782	3,991
Other non-current assets	734,846	879,040	126,266

Total non-current assets	2,614,884	2,797,483	401,833

Total assets	15,756,201	19,155,865	2,751,568

LIABILITIES AND EQUITY
Current liabilities
Accrued expenses and other payables	2,439,948	2,417,438	347,243
Advance from customers	75,017	95,636	13,737
Deferred revenue	1,510,726	1,370,953	196,925
Income tax payable	119,210	45,489	6,534
Amounts due to related parties	19,868	36,387	5,227

Total current liabilities	4,164,769	3,965,903	569,666

Non-current liabilities
Other liabilities	24,068	45,534	6,541
Deferred tax liabilities	455,921	538,487	77,349

Total non-current liabilities	479,989	584,021	83,890

Total liabilities	4,644,758	4,549,924	653,556

Equity
Total Autohome Inc. shareholders’ equity	11,135,278	14,629,097	2,101,338
Noncontrolling interests	(23,835)	(23,156)	(3,326)

Total equity	11,111,443	14,605,941	2,098,012

Total liabilities and equity	15,756,201	19,155,865	2,751,568

[2]

In February 2016, the Financial Accounting Standards Board issued ASU No. 2016-02, Leases (“ASU 2016-02”). Under the new provisions, all lessees will report a right-of-use asset and a liability for the obligation to make payments for all leases with the exception of those leases with a term of 12 months or less. The Company adopted this guidance effective January 1, 2019 using the modified retrospective method, with the comparative information not being restated and continues to be reported under the accounting standards in effect for those periods. The most significant impact upon adoption was the recognition of right-of-use assets and lease liabilities for operating lease related to office buildings and internet data center (“IDC”) facilities. As of December 31, 2019, operating lease right-of-use assets (included in other non-current assets) of RMB81.1 million ($11.6 million), operating lease liabilities, current (included in accrued expenses and other payables) of RMB52.8 million ($7.6 million) and operating lease liabilities, non-current (included in other liabilities) of RMB23.1 million ($3.3 million) was recognized on the consolidated balance sheet.